UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   September, 2001

clipclop.com Enterprises Inc.
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street
Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

ASI ACCOUNTING SERVICES INC.
Suite 1260-609 Granville Street
Vancouver, B.C. V7Y 1G5

Telephone: (604) 685-7450
Fax: (604) 685-7485

September 6, 2001

To: British Columbia Securities Commission

Dear Sirs:

Subject: Clipclop.com Enterprises Inc.

We confirm that the following material was sent by pre-paid mail on September 6, 2001, to all non-registered shareholders of the Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

Second Quarter report for the nine month period ended June 30, 2001.

Yours truly,

ASI ACCOUNTING SERVICES INC.

/s/ Ron Schmitz

Ron Schmitz

President

cc: Clipclop.com Enterprises Inc.

CLIPCLOP.COM ENTERPRISES INC.

CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED

JUNE 30, 2001

CLIPCLOP.COM ENTERPRISES INC.

(Expressed in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)
	June 30, 2001	September 30, 2000

ASSETS

Current
Cash	$7,608	$530,801
Accounts receivable	15,907	41,204
Due from related party	34,604	-

	58,119	572,005
Item 1
Item 2 Capital assets	63,725	93,340
Item 3
Item 4 Investment in Use-Store	570,375	-

	$692,219	$665,345

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$54,845	$117,426
Due to related parties	-	3,382

	54,845	120,808

Shareholders' equity
Share capital	17,194,510	16,546,140
Contributed surplus	158,207	158,207
Deficit	(16,715,343)	(16,159,810)

	637,374	544,537

	$692,219	$665,345

On behalf of the Board:

/s/ Jonathan R. Severn	Director	/s/ Andrew Carruthers	Director

CLIPCLOP.COM ENTERPRISES INC.

(Expressed in Canadian Dollars)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2000	Nine Month Period Ended June 30, 2001	Nine Month Period Ended June 30, 2000

REVENUE
Operating	$49,227	$10,621	$75,128	$27,867
Cost of sales	-	740	-	7,753

	49,227	9,881	75,128	20,114

EXPENSES
Administration	8,739	127,612	39,161	186,795
Advertising	5,100	24,422	137,173	157,736
Amortization	9,776	7,841	29,562	21,236
Bank charges and interest	347	43,401	1,473	257,358
Professional fees	26,502	17,666	51,051	100,159
Research and development	57,335	115,410	272,384	341,629
Selling	-	201,198	-	250,833
Promotion and entertainment	17,288	77,887	35,856	114,009
Regulatory and transfer agent	5,095	21,238	10,158	31,088
Rent and utilities	13,735	25,731	19,869	37,665
Shareholder information	1,516	36,815	10,292	53,888
Telephone	5,621	37,412	14,540	54,762
Travel and related	325	73,499	17,847	107,586

	(151,379)	(810,132)	(639,366)	(1,714,744)

OTHER ITEMS
Gain (loss) on foreign exchange	453	-	2,175	-
Gain (loss) on sale of assets	-	-	480	-
Other income	433	12,079	6,050	25,682

	886	12,079	8,705	25,682

Loss for the period	(101,266)	(788,172)	(555,533)	(1,668,948)

Deficit, beginning of period	(16,614,077)	(13,860,090)	(16,159,810)	(12,979,314)

Deficit, end of period	$(16,715,343)	$(14,648,262)	$(16,715,343)	$(14,648,262)

Loss per share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.05)
Weighted average number of shares	44,891,105	39,529,187	42,133,844	33,022,368

CLIPCLOP.COM ENTERPRISES INC.

(Expressed in Canadian Dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2000	Nine Month Period Ended June 30, 2001	Nine Month Period Ended June 30, 2000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (101,266)	$ (788,172)	$ (555,533)	$(1,668,947)
Items not affecting cash:
Amortization	9,776	7,841	29,562	21,236
Gain on sale of assets	-	-	(480)	-

Changes in non-working capital items:
(Increase) decrease in amounts receivable	(4,077)	1,419	25,297	3,005
(Increase) decrease in prepaid expenses	-	(1,164)	-	(1,165)
(Increase) decrease in refundable deposit	-	25,000	-	25,000
Increase (decrease) in due to related parties	-	-	(3,382)	(3,880)
Increase (decrease) in accounts payable
and accrued liabilities	43,152	6,763	(62,581)	(19,227)

Net cash used in operating activities	(52,415)	(748,313)	(567,117)	(1,643,978)

CASH FLOWS FROM FINANCING ACTIVITIES
Due from related party	(34,604)	-	(34,604)
Capital stock issued	648,370	1,212,024	648,370	3,895,577

Net cash provided by financing activities	613,766	1,212,024	613,766	3,895,577

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Clipclop.com	-	-	-	(1,255,000)
Proceeds from sale of capital assets	-	-	5,482	-
Investment in Use-Store	(570,375)	-	(570,375)	-
Purchase of capital assets	-	(18,257)	(4,949)	(85,001)

Net cash provided by investing activities	(570,375)	(18,257)	(569,842)	(1,340,001)

Change in cash and equivalents during the period	(9,024)	445,453	(523,193)	911,598

Cash and equivalents, beginning of period	16,632	667,399	530,801	201,255

Cash and equivalents, end of period	$7,608	$1,112,853	$7,608	$1,112,853

CLIPCLOP.COM ENTERPRISES INC.

(Expressed in Canadian Dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED JUNE 30, 2001

1. BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clipclop.com Enterprises Inc. (the "Company") and its wholly owned inactive subsidiaries: Promark Software Inc., a company incorporated under the laws of the State of Delaware, USA., and PRW Management Inc. (formerly Krieger Data Group Corp.), a company incorporated under the laws of Canada.

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is in the process of developing and marketing " Clipclop.com" , an equine information Internet website which was opened to the public on December 1, 1999. The Internet website is intended to service the North American equestrian market and the Company anticipates generating revenue from advertising and virtual mall hosting services.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

On April 9, 2001, the Company announced that it entered into a definitive share exchange agreement for the acquisition of all the issued and outstanding interests of Use-Store, LLC. All of the issued and outstanding shares of Use-Store, LLC will be acquired from the shareholders of Use-Store, LLC in consideration of the Company issuing an aggregate of 10,000,000 common shares to these shareholders and by issuing a promissory note for $250,000.

Use-Store, LLC is an e-marketplace which lists and categorizes businesses' products and /or services. Use-Store provides web hosting services for those business listed on the Use-Store website.

Use-Store, LLC is a California limited liability company that is owned 31.25% by Jonathan Severn, the President and CEO of Clipclop.com, 31.25% by Jerry Bohn, the Secretary and Vice President Marketing of Clipclop.com, 25% by Ryan Spurgin, the Vice President Technology of Clipclop.com and 12.5% by Gregg Schlender, the Vice President Sales of Clipclop.com.

On June 12, 2001, the Company completed the acquisition of Use-Store, LLC. The owners of Use-Store, LLC will receive an aggregate of 15,000,000 common share of the Company in exchange for all the membership interests in Use-Store, LLC.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

CLIPCLOP.COM ENTERPRISES INC.

(Expressed in Canadian Dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED JUNE 30, 2001

4. RELATED PARTY TRANSACTIONS

There are no related party transactions.

5. SEGMENT INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment.

6. SUBSEQUENT EVENTS

The Company held an Extraordinary General Meeting on August 14, 2001 in Vancouver, BC. The primary purpose of the meeting was:

1. To seek approval of a name change from "clipclop.com Enterprises Inc." to "Worldwide Technologies Inc.";

2. To seek approval for a 4 for 1 for a 7 for 1 share consolidation;

3. To seek approval to increase the authorized capital to 100,000,000 common shares after considering the share consolidation.

All resolutions proposed were passed by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

clipclop.com Enterprises Inc.

Date:  September 7, 2001

/s/ Andrew Carruthers

Andrew Carruthers, Director